March 4, 2008

Mail Stop 4561

Kyle Schlosser
Fero Industries, Inc.
17 Reeves Crescent
Red Deer, AB, Canada T4P 2Z4

>   **RE:   Fero Industries, Inc.**
>   **Amendment Number 2 to Form S-1**
>   **Filed February 13, 2008**
>   **File number 333-146859**

Dear Mr. Schlosser:

Having received and reviewed your amendment and we have the following comments.

Financial Information

1. Please update the financial statements and related information throughout the prospectus.  Please see Item 8-08 of Regulation S-X in this regard.

Exhibit 23.2, Consent of the Auditors

2. Please file a currently dated and manually signed consent of the auditors that includes a consent to the use of their opinion in a Form S-1 rather than a Form SB-2.

Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. If you then require further assistance please contact me at (202) 551-3462 with any other questions. You may also contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3730, should you thereafter require further assistance.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

CC:     Marc Ross
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Floor
        New York, NY 10006
        Facsimile Number: (212) 930-9725